China Kangtai Cactus Bio-Tech Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province People’s Republic of China 150025

March 15, 2012

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Kangtai Cactus Bio-tech, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011 and Amended April 15, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-33097

Dear Mr. Rosenberg:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Kangtai Cactus Bio-Tech Inc. (the “Company”) dated February 29, 2012.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K/A (Amendment No. 1)

Item 9A. Controls And Procedures
Management’s Annual Report On Internal Control Over Financial Reporting, page 24

Staff Comment 1. Please refer to your response to our comment three. Please provide us a break down showing how many hours the U.S. CPA devoted to the compilation/preparation of your financial statements and related notes for the year ended December 31, 2010 and for each of three quarterly periods ended March 31, June 30 and September 30 2010. Please tell us the location of where the U.S. CPA performed the accounting services provided to you.

Response: Our U.S. CPA spent approximately 64 hours reviewing work papers and supporting documents and preparing our financial statements and related notes for each quarterly period ended March 31, June 30 and September 30, 2010. He spent approximately 112 hours reviewing work papers and supporting documents and preparing our financial statements and related notes for the year ended December 31, 2010.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 15, 2012

Our U.S. CPA performed his accounting services in the United States. We keep in close communication with our U.S. CPA through the internet and long distance phone calls whenever needed.

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-8

Staff Comment 2. We continue to believe that your deferral of gross margin in not supportable under U.S. GAAP. If the criteria for revenue recognition have not been met, then neither revenue nor cost of goods sold should be recorded. It is not clear to us from your response to comment two whether the criteria for revenue recognition was met at the point in time you transferred inventory to your customer. Your disclosure reference to “excess product” and your reiteration of this notion in your response suggests that the delivery requirement for revenue recognition was not met. We note your response that return rights “generally” do not exist. Please address the following:

  Tell us what your reference to “excess product” means.

  More fully explain what you mean by your reference to “generally” rights of return do not exist

  Tell us whether either explicit or implicit return rights exist. Implicit rights may exist, for example, as a result of the company’s business practice or as a function of the importance of the customer relationship to the company.

  Tell us whether the company has ever accepted returns in the past and in what circumstances the company anticipates accepting them in the future.

  Tell us whether the delivery requirement for revenue recognition was met on the date you transferred inventory and the basis for your belief.

Response: The Company understands that deferral of gross margin is not supportable under US GAAP, and that if the criteria for revenue recognition have not been met, then neither revenue nor cost of goods sold should be recorded. Commencing with the December 31, 2011 Form 10-K, we will record any excess product in the distribution channel as reductions in sales and cost of sales. Our Annual Report on Form 10-K for the year ended December 31, 2011 will include restated consolidated financial statements for the year ended December 31, 2010 to conform this accounting treatment for the years ended December 31, 2011 and 2010 (as restated). See the proposed form of restatement note to our financial statements to be included in our Annual Report on Form 10-K for the year ended December 31, 2011 included as Attachment A to this response letter.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 15, 2012

Regarding the bullet point questions:

a.

“Excess product” refers to inventory at distributors and sub-distributors estimated to exceed their normal inventory requirements for the type of products sold by the Company (which we measure quarterly by multiplying the respective distributors’ accounts receivable balances estimated to be uncollected more than 90 days after the Company’s current balance sheet date by our cost of sales percentage).

b.	Except for quality defects (which are to be resolved at the time of the distributors’ receipt), the Company’s distribution agreements do not contain any rights of return.

c.	Neither explicit nor implicit return rights exist with any customer, including the distributors accounting for the highest product sales volumes of the Company.

d.

In the past, we have only accepted returns involving quality defects that our distribution agreements require be identified within a limited number of days from the date of delivery and have been agreed by the Company. Quality defect returns have historically been minimal. We do not anticipate any change in the future.

e.

The delivery requirement for revenue recognition was met on the date we transferred inventory because title passed to the customer and there were no uncertainties regarding customer acceptance, persuasive evidence of an arrangement existed, the sales price was fixed, and collectability was deemed probable.

Staff Comment 3. It is not clear to us from your response to comment two whether the collectability criteria for revenue recognition was met at the point in time you transferred inventory to your customer. Please help us understand why you reference subsequent collection history (i.e. amounts uncollected beyond 90 days) in your response and its relevance to your determination of whether the collectability criteria for revenue recognition was met at the point in time you transferred inventory to your customer.

Response: As described in 2. above, subsequent collection history (i.e. amounts remaining uncollected beyond 90 days after the current balance sheet date) are used to measure excess product in the distribution channel for Company financial accounting purposes, requiring reductions in accounts receivable (sales) and an increase in inventory (reduction in cost of sales) at the current balance sheet date. In assessing whether the Company needs to record adjustments to the financial statements concerning excess product in the distribution channel, it is not relevant to our determination whether the probability of collection criteria for revenue recognition was met at the point in time we transferred inventory to our customer.

Staff Comment 4. If you conclude that the previously issued financial statements should no longer be relied upon because of an error in such financial statements an Item 4.02 Form 8-K should be filed. Please note that Section B to the General Instructions to Form 8-K require that this be filed within four business days after such a determination is made. If Form 10-K for December 31, 2010 is amended the error in your cash flow statements as noted in your December 1, 2011 letter should be corrected. Forms 10-Q for March 31, June 30 and September 30, 2011 should be corrected as necessary.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 15, 2012

Response: We plan to include in the financial statements and notes to the financial statements thereto shortly to be filed in an Annual Report on Form 10-K for the year ended December 31, 2011: (1) the restated statement of cash flows for the year ended December 31, 2010 as noted in our December 1, 2011 response letter to the Staff and (2) a restatement note which will disclose the actual November 27, 2009 contract execution/signing date and date of sale of Qitaihe City assets. The restatement disclosure will also discuss Qitaihe City’s unilateral amendment of the payment terms on January 27, 2010, extending them from the original 60 to 90 days. See the proposed form of restatement note to our financial statements to be included in our Annual Report on Form 10-K for the year ended December 31, 2011 included as Attachment A to this response letter.

We will file amended Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011, June 30, 2011 and September 30, 2011 to: (1) conform the accounting treatment for sales of products considered as excess product in our distribution channel with that used for the years ended December 31, 2011 and 2010 (as restated), (2) restate the statement of cash flows for the comparative year 2010 periods presented therein to correct the errors noted in our December 1, 2011 response letter to the Staff and (3) add a restatement note which will disclose the actual November 27, 2009 contract execution/signing date and date of sale of Qitaihe City Assets. The restatement disclosure will also discuss Qitaihe City’s unilateral amendment of the payment terms on January 27, 2010, extending them from the original 60 to 90 days. See the proposed form of restatement notes to our financial statements to be included in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2011 included as Attachments B, C and D to this response letter, respectively.

As we indicated in our February 3, 2012 response to the Staff’s Comment Letter dated January 6, 2012, commencing with the December 31, 2011 Form 10-K and for the year then ended, we plan to record an adjustment to arrive at our consolidated financial statements’ reported income from operations for any significant amounts of estimated excess product in our distribution channel at the balance sheet date and for the year then ended, as reductions in our accounts receivable and net sales, respectively, with additional inventory at that date reflected in the balance sheet at that date.

We plan to restate the beginning retained earnings in the year ended December 31, 2010 comparative financial statements to be presented in the December 31, 2011 Form 10-K. This restatement is being made to reflect a reversal of the reserve for allowances, returns and doubtful accounts provided principally charged to operations in years prior to December 31, 2008, which had been recorded by the Company to defer the gross profit on potential probable sales at and prior to December 31, 2008. The reversal of the reserve against retained earnings is offset by the impact of reversing the potential probable sales reflected in the financial statements in the year ended December 31, 2008 and prior, since the Company’s accounts receivable collections in 2009 and early 2010 demonstrate that the Company had negligible sales/receivables to adjust for at December 31, 2009.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 15, 2012

Below is a synopsis of the planned restatement to the opening retained earnings on January 1, 2010:

Estimated sales/accounts receivable that should have been reversed at December 31, 2008 due to excess product in the distribution channel at December 31, 2008	$2,512,051

Inventory add-back/reductions in cost of sales at December 31, 2008 due to extra product in the distribution channel	1,532,351

Reduced gross profit reversed to retained earnings on January 1, 2010	979,700

Foreign currency translation difference relating to the reserve for allowances, returns and doubtful accounts at January 1, 2010 versus December 31, 2008	24,327

Subtotal	1,004,027

Reserve for allowances, returns and doubtful accounts at December 31, 2008 reversed at January 1, 2010 attributed to extra product in the distribution channel in prior years	(1,004,027)

Restatement of January 1, 2010 retained earnings	$-

We have concluded that the above adjustments for excess product in the distribution channel are not sufficiently material to our financial statements for the year ended December 31, 2010 or the quarterly periods ended March 31, June 30 and September 30, 2011, to merit an amendment to the December 31, 2010 Form 10-K/A or to file an Item 4.02 Form 8-K with respect to such financial statements. Accordingly, neither the Company nor its auditors have concluded that any of such previously issued financial statements should no longer be relied upon due to an error.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
March 15, 2012

Note 5 Other Receivables, page F-11

Staff Comment 5. With regard to your response to comment four, your disclosure in Form 10-K filed states the agreement was signed on January 27, 2010. You also filed Form 8-K for the transaction based on a date of January 27, 2010. Until these disclosures are corrected we continue to believe recognition of the gain and accounts receivable prior to January 27, 2010 was not appropriate.

Response:

As discussed in 4. above, we will file amended Quarterly Reports on Form 10-Q for the 2011 quarterly periods to correct the disclosure regarding the sale of the Qitaihe City Assets. We will also correct the disclosure in the Annual Report on Form 10-K/A for the year ended December 31, 2010 by means of a restatement note to the financial statements to be included in our upcoming Annual Report on Form 10-K for the year ended December 31, 2011. We will also amend the Current Report on Form 8-K filed January 28, 2010 shortly to correct the relevant disclosure.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or James Shafer, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Hong Bu
Hong Bu
Chief Financial Officer

ATTACHMENT A

NOTE 20 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has restated in this Form 10-K its consolidated financial statements at December 31, 2010 and for the year then ended (which were previously included in the Company’s Form 10-K/A filed with the SEC on April 15, 2011) in order to conform the accounting treatment for sales of products considered as excess product in our distribution channel for 2010 with that used for 2011.

As previously reported, the Company deferred gross profit on excess product sales by expensing the provision for reserve for allowances, returns and doubtful accounts and increasing the balance sheet reserve for allowances, returns and doubtful accounts (which was reflected parenthetically on the consolidated balance sheet as a reduction of accounts receivable). As restated, the Company has decreased accounts receivable and increased inventories on the consolidated balance sheet and decreased net sales and cost of sales on the consolidated statement of income and comprehensive income to properly account for sales of products considered as excess product in our distribution channel at December 31, 2010 and for the year then ended.

The Company has also restated in this Form 10-K its consolidated statement of cash flows for the year ended December 31, 2010 in order to (1) correct the presentation of the receipt of proceeds from the December 19, 2009 sale of Qitaihe City land use rights and property, plant and equipment and (2) add disclosure in the restatement note correcting dates stated in Note 5 of the December 31, 2010 Form 10-K/A.

Note 5 of the December 31, 2010 Form 10-K/A (filed with the SEC on April 15, 2011) incorrectly stated that a draft agreement with the Government of Qitaihe City for sale of Qitaihe City land use rights and property, plant and equipment was entered into December 19, 2009 and that an agreement of forfeiting was signed on January 27, 2010. In fact, the definitive agreement was signed on November 27, 2009. On January 27, 2010, Qitaihe City unilaterally amended the payment terms, extending them from the original 60 to 90 days.

The effect of the restatement adjustments, related to conforming the 2010 accounting treatment for sales of products considered as excess product in our distribution channel with that used in 2011, on the consolidated balance sheet at December 31, 2010 follows:

	As Previously
	Reported		Adjustments	As Restated
Current Assets
Cash and cash equivalents	$2,630,035		$-	$2,630,035
Accounts receivable, net of reserve for allowances, returns, and doubtful accounts	7,416,090	(a)	(3,033,023)	5,387,094
		(b)	1,004,027
Inventories	1,385,531	(a)	1,880,474	3,266,005
Prepaid expenses	1,644		-	1,644
Other receivables	500		-	500
Deferred income taxes	-	(d)	295,564	295,564
Total current assets	11,433,800		147,042	11,580,842
Property, plant and equipment, net of accumulated depreciation	7,928,050		-	7,928,050
Other assets
Land use rights, net of accumulated amortization	19,390,976		-	19,390,976
Intangible assets, net of accumulated amortization	9,714,809		-	9,714,809
Total assets	$48,467,635		$147,042	$48,614,677

Total liabilities	$3,295,124		-	$3,295,124
Stockholders’ equity
Common stock	22,256		-	22,256
Additional paid in capital	14,259,777		-	14,259,777
Retained earnings
Appropriated	5,253,700		-	5,253,700
Unappropriated	21,322,790	(a)	(1,152,549)	21,440,124
		(b)	1,004,027
		(c)	(29,708)
		(d)	295,564
Other comprehensive income	4,313,988	(c)	29,708	4,343,696
Total stockholders’ equity	45,172,511		147,042	45,319,553
Total liabilities and stockholders’ equity	$48,467,635		$147,042	$48,614,677

The effect of the restatement adjustments, related to conforming the 2010 accounting treatment for sales of products considered as excess product in our distribution channel with that used in 2011, on the consolidated statement of income and comprehensive income for the year ended December 31, 2010 follows:

	As
	Previously
	Reported		Adjustments	As Restated
Net sales	$36,029,550	(a)	(3,033,023)	$32,996,527
Cost of sales	(22,475,015)	(a)	1,880,474	(20,594,541)
Gross profit	13,554,535	(a)	(1,152,549)	12,401,986
Operating expenses
Selling expenses	117,615		-	117,615
(Reduction) in provision for reserve for allowances, returns and doubtful accounts	(29,708)	(c)	29,708	-
Research and development	141,830		-	141,830
General and administrative expenses	1,394,632		-	1,394,632
Depreciation	77,097		-	77,097
Amortization of land use rights	38,459		-	38,459
Amortization of intangible assets	498,034		-	498,034
Total operating expenses	2,237,959		29,708	2,267,667
Income from operations	11,316,576		(1,182,257)	10,134,319
Other income (expense)
Interest income	687		-	687
Imputed interest expense	(53,630)		-	(53,630)
Income (expense) from revaluation of Series
A Preferred Stock and A, B, C and D warrants
with characteristics of liabilities at fair values	3,586,155		-	3,586,155
Net (loss) gain on disposal of property and equipment	(1,666)		-	(1,666)
Total other income (expense)	3,531,546		-	3,531,546
Income before income tax	14,848,122		(1,182,257)	13,665,865
Income tax expense	(3,057,147)	(d)	295,564	(2,761,583)
Net income attributable to common stockholders	$11,790,975		$(886,693)	$10,904,282
Net Income per Common Share
Basic	$0.56		(0.04)	$0.52
Diluted	$0.56		(0.05)	$0.51
Weighted average number of common shares used to compute earnings per common share:
Basic	20,987,497		-	20,987,497
Diluted	21,188,102		-	21,188,102
Comprehensive income:
Net Income	$11,790,975		$(886,693)	$10,904,282
Foreign currency translation adjustment	1,486,812		29,708	1,516,520
Comprehensive income	$13,277,787		$(856,985)	$12,420,802

The effect of the restatement adjustments on the Consolidated Statement of Cash Flows for the year ended December 31, 2010 follows:

	As
	Previously
	Reported		Adjustments	As Restated

Operating Activities:

Net Income	$11,790,975	(a)	(1,152,549)	$10,904,282
		(c)	(29,708)
		(d)	295,564
Adjustments to reconcile net income to net
cash provided by operating activities:
(Gain) expense from revaluation of Series
A Preferred Stock and A,B,C, and D
warrants with characteristics of liabilities
at fair values	(3,586,155)		-	(3,586,155)
Issuance of shares in consideration for
various services	245,150		-	245,150
Issuance of options in consideration for
legal services	390,275		-	390,275
Imputed interest	53,630		-	53,630
Provision for (reduction in) allowances,
returns and doubtful accounts	(29,708)	(c)	29,708	-
Depreciation – cost of sales	396,028		-	396,028
Depreciation – operating expenses	77,097		-	77,097
Amortization of land use rights – cost of
sales	343,456		-	343,456
Amortization of land use rights –
operating expenses	38,459		-	38,459
Amortization of intangible assets	498,034		-	498,034
Loss on disposal of property and
equipment	1,665		-	1,665
Change in operating assets and liabilities:
(Increase) decrease in accounts receivable	(5,130,263)	(a)	3,033,023	(2,097,240)
Decrease (increase) in inventories	1,055,373	(a)	(1,880,474)	(825,101)
Increase in prepaid expenses	(379)		-	(379)
Decrease (increase) in other receivables	3,747,926	(e)	(3,747,926)	-
(Increase) in deferred income taxes	-	(d)	(295,564)	(295,564)
Decrease in accounts payable and accrued liabilities	(5,392)		-	(5,392)
Increase in taxes payable	762,057		-	762,057
Net cash provided by operating activities	10,648,228		(3,747,926)	6,900,302

Investing Activities:
Purchase of intangible assets	(9,898,000)		-	(9,898,000)
Purchase of land use rights	(1,159,237)		-	(1,159,237)
Purchase of property, plant and equipment	(2,462,438)		-	(2,462,438)
Net proceeds from disposals of property plant and equipment (and Qitaihe City land use rights)	-	(e)	3,747,926	3,747,926

Collection from related party	244,136	-	244,136
Net cash (used for) investing activities	(13,275,539)	3,747,926	(9,527,613)

Financing Activities:
Proceeds from related parties	-	-	-
Proceeds from investor	785,678	-	785,678
Cost in connection with investment	(42,000)	-	(42,000)
Repayment to related party	(5,042)	-	(5,042)
Cash exercise of options	125,000	-	125,000
Exercise of B warrants	750,000	-	750,000
Net cash provided by financing activities	1,613,636	-	1,613,636
Effect of exchange rate changes on cash
and Cash equivalents	725,642	-	725,642
Decrease in cash and cash equivalents	(288,033)	-	(288,033)
Cash and cash equivalents, beginning of period	2,918,068	-	2,918,069
Cash and cash equivalents, end of period	$2,630,035	-	$2,630,035

Supplemental disclosures of cash flow information:
Interest paid	$-	-	$-
Income taxes paid	$2,367,469	-	$2,367,469

Legend:

(a)	Estimate of $3,033,023 of accounts receivable reported as outstanding at December 31, 2010 that remained uncollected beyond 90 days subsequent to December 31, 2010 (presumed to be excess product in our distribution channel at December 31, 2010 for which sales for the year then ended should have been reduced and resulted in additional inventory reflected in the balance sheet at that date.

Inventory added back based on (a) is calculated by applying a gross profit rate of 38% (actually achieved in the year ended December 31, 2010 as originally reported in the Form 10-K/A filed) to the $3,033,023 ($3,033,023 X 38% = $1,152,549 Gross Profit; the reciprocal amount of $1,880,474 is the cost of sales reduction/inventory add back).

(b)	To eliminate reserve for allowances relating to excess product.

(c)	To eliminate provision for reserve for allowances relating to excess product.

(d)	To reflect increase in deferred income taxes asset: $1,182,257 decrease in income before income tax (not deductible for PRC income tax) X 25% PRC income tax rate = $295,564.

(e)	To reclassify the classification of 2010 proceeds received from the Company’s 2009 Qitaihe City land use rights disposal.

ATTACHMENT B

NOTE 20 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has restated in this Form 10-Q/A its consolidated financial statements at March 31, 2011 and for the three months then ended (which were previously included in the Company’s Form 10-Q filed with the SEC on May 16, 2011) in order to conform the accounting treatment for sales of products considered as excess product in our distribution channel with that used for the years ended December 31, 2011 and 2010 (as restated).

As previously reported, the Company deferred gross profit on excess product sales by expensing the provision for reserve for allowances, returns and doubtful accounts and increasing the balance sheet reserve for allowances, returns and doubtful accounts (which was reflected parenthetically on the consolidated balance sheet as a reduction of accounts receivable). As restated, the Company has decreased accounts receivable and increased inventories on the consolidated balance sheet and decreased net sales and cost of sales on the consolidated statement of income and comprehensive income to properly account for sales of products considered as excess product in our distribution channel at March 31, 2011 and for the three months then ended and reversed the similar December 31, 2010 restatement.

The Company has also restated in this Form 10-Q/A its consolidated statement of cash flows for the three months ended March 31, 2010 in order to (1) correct the presentation of the receipt of proceeds from the December 19, 2009 sale of Qitaihe City land use rights and property, plant and equipment and (2) add disclosure correcting dates stated in paragraph 3 of Note 5 of the December 31, 2010 Form 10-K/A filed April 15, 2011.

Paragraph 3 of Note 5 of the December 31, 2010 Form 10-K/A (filed with the SEC on April 15, 2011) incorrectly stated that a draft agreement with the Government of Qitaihe City for sale of Qitaihe City land use rights and property, plant and equipment was entered into December 19, 2009 and that an agreement of forfeiting was signed on January 27, 2010. In fact, the definitive agreement was signed on November 27, 2009. On January 27, 2010, Qitaihe City unilaterally amended the payment terms, extending them from the original 60 to 90 days. An amended version of the paragraph follows:

“On November 27, 2009, the Company entered into an agreement with the Government of Qitaihe City and agreed to give up all the rights acquired from the above purchase to the Qitaihe local government for rebuilding the city of Qitaihe. In return for forfeiting the properties purchased, the Company received a total of RMB 36,304,461 (approximately US$5.3 million, of which $2,194,500 was received in December 2009 and $3,116,843 was received in the first quarter 2010) as compensation from the City of Qitaihe. On January 27, 2010, Qitaihe City unilaterally amended the payment terms, extending them from the original 60 to 90 days.”

The effect of the restatement adjustments, relating to conforming the accounting treatment for sales of products considered as excess product in our distribution channel with that used for the years ended December 31, 2011 and 2010 (as restated), on the consolidated balance sheet at March 31, 2011 follows:

	As
	Previously
	Reported		Adjustments		As Restated
Current Assets
Cash and cash equivalents	$2,638,373		$-		$2,638,373
Accounts receivable, net of reserve for allowances, returns, and doubtful accounts	8,723,769	(a)	(3,033,023)		7,512,618
		(a)	1,004,027
		(b)	3,033,023
		(c)	(2,226,000)
		(d)	10,822

Inventories	1,611,764	(a)	1,880,474		2,991,884
		(b)	(1,880,474)
		(c)	1,380,120
Prepaid expenses	59,927		-		59,927
Deferred income taxes	-	(a)	295,564		218,166
		(e)	(77,398)
Total current assets	13,033,833		387,135		13,420,968

Property, plant and equipment, net of accumulated depreciation	7,812,567		-		7,812,567
Other assets
Land use rights, net of accumulated amortization	19,437,218		-		19,437,218
Intangible assets, net of accumulated amortization	9,499,131		-		9,499,131
Total assets				$
	$49,782,749		$387,135		50,169,884

Total liabilities	$2,323,083		$-		$2,323,083

Stockholders’ equity
Common stock	22,306		-		22,306
Additional paid in capital	14,319,521		-		14,319,521
Retained earnings
Appropriated	5,491,483		-		5,491,483
Unappropriated	22,950,229	(a)	1,004,027		23,299,756
		(a)	(886,693)
		(b)	1,152,549
		(c)	(845,880)
		(d)	2,922
		(e)	(77,398)
Other comprehensive income	4,676,127	(a)	29,708		4,713,735
		(d)	7,900
Total stockholders’ equity	47,459,666		387,135		47,846,801
Total liabilities and stockholders’ equity	$49,782,749		$387,135		$50,169,884

The effect of the restatement adjustments, relating to conforming the accounting treatment for sales of products considered as excess product in our distribution channel with that used for the years ended December 31, 2011 and 2010 (as restated), on the consolidated statement of income and comprehensive income for the three months ended March 31, 2011 follows:

	As
	Previously
	Reported		Adjustments	As Restated
Net sales	$6,662,522	(b)	$3,033,023	$7,469,545
		(c)	(2,226,000)
Cost of sales	(4,149,967)	(b)	(1,880,474)	(4,650,321)
		(c)	1,380,120
Gross profit from sales	2,512,555		306,669	2,819,224

Operating expenses
Selling expenses	30,298		-	30,298
Provision for reserve for allowances, returns and doubtful accounts	2,922	(d)	(2,922)	-
General and administrative expenses	118,644		-	118,644
Depreciation	21,400		-	21,400
Amortization of land use rights	17,218		-	17,218
Amortization of intangible assets	290,618		-	290,618
Total operating expenses	481,100		(2,922)	478,178

Income from operations	2,031,455		309,591	2,341,046

Other income (expense)
Interest income	543		-	543
Imputed interest expense	(13,794)		-	(13,794)
Income (expense) from revaluation of
Series A Preferred Stock and A, B, C and D warrants with characteristics of liabilities at fair values	375,425		-	375,425
Total other income (expenses)	362,174		-	362,174

Income before income tax	2,393,629		309,591	2,703,220
Income tax expense	(528,407)	(e)	(77,398)	(605,805)
Net income attributable to common stockholders	$1,865,222		$232,193	$2,097,415

Net Income per Common Share:
Basic	$0.08		$0.01	$0.09
Diluted	$0.08		$0.01	$0.09

Weighted average number of common shares used to compute earnings per common share:

Basic	22,292,749		-	22,292,749
Diluted	22,305,527		-	22,305,527

Comprehensive income:
Net income	$1,865,222		$232,193	$2,097,415
Foreign currency translation adjustment	362,139	(d)	7,900	370,039
Comprehensive income	$2,227,361		$240,093	$2,467,454

The effect of the restatement adjustments, relating to conforming the accounting treatment for sales of products considered as excess product in our distribution channel with that used for the years ended December 31, 2011 and 2010 (as restated), on the Consolidated Statement of Cash Flows for the three months ended March 31, 2011 follows:

	As
	Previously
	Reported		Adjustments	As Restated

Operating Activities:
Net Income	$1,865,222	(b)	$1,152,549	$2,097,415
		(c)	(845,880)
		(d)	2,922
		(e)	(77,398)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
(Income) expense from revaluation of Series A Preferred Stock and A, B, C, and D warrants with characteristics of liabilities at fair values	(375,425)		-	(375,425)
Imputed interest	13,794		-	13,794
Provision for (reduction in) allowances, returns and doubtful accounts	2,922	(d)	(2,922)	-

Depreciation – cost of sales	155,522		-	155,522
Depreciation – operating expenses	21,400		-	21,400
Amortization of land use rights - cost of sales	88,340		-	88,340
Amortization of land use rights - operating expenses	17,218		-	17,218
Amortization of intangible assets	290,618		-	290,618
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(1,318,501)	(b)	(3,033,023)	(2,125,524)
		(c)	2,226,000
Decrease (increase) in inventories	(226,233)	(b)	1,880,474	274,121
		(c)	(1,380,120)
Increase in prepaid expenses	(58,283)		-	(58,283)
(Increase) in other receivable	-		-	-
Decrease in deferred income taxes	-	(e)	77,398	77,398
Decrease in accounts payable and accrued liabilities	(43,663)		-	(43,663)
Decrease in taxes payable	(550,303)		-	(550,303)
Net cash provided by (used for) operating activities	(117,372)		-	(117,372)

Net cash provided by investing activities	500		-	500

Net cash provided by financing activities	36,150		-	36,150

Effect of exchange rate changes on cash and cash equivalents	89,060		-	89,060

Decrease in cash and cash equivalents	$8,338		$-	$8,338

The effect of the reclassification adjustment, relating to the classification of the 2010 proceeds received from the Company’s 2009 Qitaihe City land use rights disposal, on the Consolidated Statement of Cash Flows for the three months ended March 31, 2010 follows:

	As
	Previously
	Reported	Adjustments	As Restated

Operating Activities:
Net Income	$2,352,638	$-	$2,352,638
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) expense from revaluation of Series A Preferred Stock and A, B, C, and D warrants with characteristics of liabilities at fair values	(1,515,915)	-	(1,515,915)
Insurance of shares in consideration for various services	92,800	-	92,800
Imputed interest	13,295	-	13,295
Provision for (reduction in) allowances, returns and doubt accounts	(31,146)	-	(31,146)
Depreciation – cost of sales	98,176	-	98,176
Depreciation – operating expenses	19,033	-	19,033
Amortization of land use rights - cost of sales	85,143	-	85,143
Amortization of land use rights - operating expenses	9,534	-	9,534
Amortization of intangible assets	34,281	-	34,281
Collections of other receivables	3,747,926	(3,747,926)	-
Changes in operating assets and Liabilities:
(Increase) in accounts receivable	(1,422,502)	-	(1,422,502)
Decrease (increase) in inventories	1,388,201	-	1,388,201
Increase in prepaid expenses	(74,057)	-	(74,057)
(Increase) in other receivable	(10,569)	-	(10,569)
Decrease in accounts payable and accrued liabilities	(31,914)	-	(31,914)
Decrease in taxes payable	(225,583)	-	(225,583)
Net cash provided by operating activities	4,529,341	(3,747,926)	781,415

Investing Activities:
Purchase of intangible assets	(6,299,500)	-	(6,299,500)
Purchase of property, plant and equipment	(1,318)	-	(1,318)
Net proceeds from disposals of property, plant and equipment (and Qitaihe City land use rights)	-	3,747,926	3,747,926
Collection from related party	244,636	-	244,636
Net cash (used for) investing activities	(6,056,182)	3,747,926	(2,308,256)

Net cash provided by financing activities	594,958	-	594,958

Effect of exchange rate changes on cash and cash equivalents	43,017	-	43,017

Decrease in cash and cash equivalents	$(888,866)	$-	$(888,866)

Legend:

(a)	To reflect December 31, 2010 restatement adjustments. The $886,693 adjustment to reduce unappropriated retained earnings is comprised of the following year 2010 profit and loss adjustments:

Reduction in net sales and cost of sales for excess product in our distribution channel at December 31, 2010	$1,152,549
Elimination of negative provision for reserve for allowances, returns and doubtful accounts	29,708
Reduction of income tax expense	(295,564)
Total	$886,693

(b)	To reverse December 31, 2010 excess product adjustment.

(c)

To record March 31, 2011 excess product adjustment. Accounts receivable of $2,226,000 reported as outstanding at March 31, 2011 that remained uncollected beyond 90 days subsequent to March 31, 2011 (presumed to be excess product in our distribution channel at March 31, 2011 for which sales for the three months then ended should have been reduced and resulted in additional inventory reflected in the balance sheet at that date), based upon an actual aging of accounts receivable at June 30, 2011. Inventory added back based on (c) is calculated by applying a gross profit rate of 38% (actually achieved in the three months ended March 31, 2011 as originally reported in the Form 10-Q filed) to the $2,226,000 ($2,226,000 X 38% = $845,880 Gross Profit; the reciprocal amount of $1,380,120 is the cost of sales reduction/inventory add back).

(d)	To eliminate reserve for allowances and provision for reserve for allowances relating to excess product.

(e)	To reflect reduction in deferred income taxes asset: $309,591 increase in income before income tax (not subject to PRC income tax) × 25% PRC income tax rate = $77,398.

ATTACHMENT C

NOTE 19 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has restated in this Form 10-Q/A its consolidated financial statements at June 30, 2011 and for the six months then ended (which were previously included in the Company’s Form 10-Q filed with the SEC on August 15, 2011) in order to conform the accounting treatment for sales of products considered as excess product in our distribution channel with that used for the years ended December 2011 and 2010 (as restated).

As previously reported, the Company deferred gross profit on excess product sales by expensing the provision for reserve for allowances, returns and doubtful accounts and increasing the balance sheet reserve for allowances, returns and doubtful accounts (which was reflected parenthetically on the consolidated balance sheet as a reduction of accounts receivable). As restated, the Company has decreased accounts receivable and increased inventories on the consolidated balance sheet and decreased net sales and cost of sales on the consolidated statement of income and comprehensive income to properly account for sales of products considered as excess product in our distribution channel at June 30, 2011 and for the six months then ended and reversed the similar December 31, 2010 restatement.

The Company has also restated in this Form 10-Q/A its consolidated statement of cash flows for the six months ended June 30, 2010 in order to (1) correct the presentation of the receipt of proceeds from the December 19, 2009 sale of Qitaihe City land use rights and property, plant and equipment and (2) add disclosure in the restatement note correcting dates stated in paragraph 3 of Note 5 of the December 31, 2010 Form 10-K/A filed April 15, 2011.

Paragraph 3 of Note 5 of the December 31, 2010 Form 10-K/A (filed with the SEC on April 15, 2011) incorrectly stated that a draft agreement with the Government of Qitaihe City for sale of Qitaihe City land use rights and property, plant and equipment was entered into December 19, 2009 and that an agreement of forfeiting was signed on January 27, 2010. In fact, the definitive agreement was signed on November 27, 2009. On January 27, 2010, Qitaihe City unilaterally amended the payment terms, extending them from the original 60 to 90 days. An amended version of the paragraph follows:

“On November 27, 2009, the Company entered into an agreement with the Government of Qitaihe City and agreed to give up all rights acquired from the above purchase to the Qitaihe local government for rebuilding the city of Qitaihe. In return for forfeiting the properties purchased, the Company received a total of RMB 36,304,461 (approximately US$5.3 million, of which $2,194,500 was received in December 2009 and $3,116,843 was received in the first quarter 2010) as compensation from the City of Qitaihe. On January 27, 2010, Qitaihe City unilaterally amended the payment terms, extending them from the original 60 to 90 days.”

The effect of the restatement adjustments, relating to conforming the accounting treatment for sales of products considered as excess product in our distribution channel with that used for the years ended December 31, 2011 and 2010 (as restated), on the consolidated balance sheet at June 30, 2011 follows:

	As
	Previously
	Reported		Adjustments	As Restated
Current Assets
Cash and cash equivalents	$4,025,502		$-	$4,025,502
Accounts receivable, net of reserve for allowances, returns, and doubtful accounts	9,982,058	(a)	(3,033,023)	8,560,782
		(a)	1,004,027
		(b)	3,033,023
		(c)	(2,467,000)
		(d)	41,697

Inventories	2,917,194	(a)	1,880,474	4,545,414
		(b)	(1,880,474)
		(c)	1,628,220
Prepaid expenses	4,487		-	4,487
Deferred income taxes	-	(a)	295,564	212,038
		(e)	(83,526)
Total current assets	16,929,241		418,982	17,348,223
Property, plant and equipment, net of accumulated depreciation	7,502,275		-	7,502,275
Other assets
Land use rights, net of accumulated amortization	19,595,002		-	19,595,002
Intangible assets, net of accumulated amortization	9,318,948		-	9,318,948

Total assets	$53,345,466		$418,982	$53,764,448

Total liabilities	$2,382,253		$-	$2,382,253
Stockholders’ equity
Common stock	22,356			22,356
Additional paid in capital	14,355,427			14,355,427
Retained earnings
Appropriated	5,862,602			5,862,602
Unappropriated	25,408,534	(a)	1,004,027	25,776,444
		(a)	(886,693)
		(b)	1,152,549
		(c)	(838,780)
		(d)	20,333
		(e)	(83,526)
Other comprehensive income	5,314,294	(a)	29,708	5,365,366
		(d)	21,364
Total stockholders’ equity	50,963,213		418,982	51,382,195
Total liabilities & stockholders’ equity	$53,345,466		$418,982	$53,764,448

The effect of the restatement adjustments, relating to conforming the accounting treatment of products considered as excess product in our distribution channel with that used for the years ended December 31, 2011 and 2010 (as restated) on the consolidated statement of income and comprehensive income for the three months ended June 30, 2011 follows:

	As Previously
	Reported		Adjustments	As Restated
Net sales	$9,506,484	(f)	$2,226,000	$9,265,484
		(c)	(2,467,000)
Cost of sales	(6,257,536)	(f)	(1,380,120)	(6,009,436)
		(c)	1,628,220
Gross profit from sales	3,248,948		7,100	3,256,048

Production revenue from Shandong
Qingdao Processing Agreement	1,257,490		-	1,257,490

Total gross profit	4,506,438		7,100	4,513,538

Operating expenses
Selling expenses	38,956		-	38,956
(Reduction) in provision for reserve for allowances, returns and doubtful accounts	17,411	(d)	(17,411)	-
Research and development	23,243		-	23,243
General and administrative expenses	239,333		-	239,333
Depreciation	23,938		-	23,938
Amortization of land use rights	17,419		-	17,419
Amortization of intangible assets	294,021		-	294,021
Total operating expenses	654,321		(17,411)	636,910
Income from operations	3,852,117		24,511	3,876,628
Other income (expense)
Interest income	1,500		-	1,500
Imputed interest expense	(13,956)		-	(13,956)
Income (expense) from revaluation of Series A Preferred Stock and A, B, C and D warrants with characteristics of liabilities at fair values	99,780		-	99,780
Net (loss) gain on disposal of property and equipment	(150,542)		-	(150,542)
Total other income (expenses)	(63,218)		-	(63,218)
Income before income tax	3,788,899		24,511	3,813,410
Income tax expense	(959,475)	(g)	(6,128)	(965,603)
Net income attributable to common stockholders	$2,829,424		$18,383	$2,847,807

Net Income per Common Share
Basic	$0.13		$-	$0.13
Diluted	$0.13		$-	$0.13
Weighted average number of common shares used to compute earnings per common share:
Basic	22,336,296		-	22,336,296
Diluted	22,336,296		-	22,336,296
Comprehensive income:
Net income	$2,829,424		$18,383	$2,847,807
Foreign currency translation Adjustment	638,167	(d)	13,464	651,631
Comprehensive income	$3,467,591		$31,847	$3,499,438

The effect of the restatement adjustments, relating to conforming the accounting treatment of products considered as excess product in our distribution channel with that used for the years ended December 31, 2011 and 2010 (as restated) on the consolidated statement of income and comprehensive income for the six months ended June 30, 2011 follows:

	As
	Previously
	Reported		Adjustments	As Restated
Net sales	$15,956,836	(b)	$3,033,023	$16,522,859
		(c)	(2,467,000)
Cost of sales	(10,310,318)	(b)	(1,880,474)	(10,562,572)
		(c)	1,628,220
Gross profit from sales	5,646,518		313,769	5,960,287
Production revenue from Shandong
Qingdao Processing Agreement	1,372,475		-	1,372,475
Total gross profit	7,018,993		313,769	7,332,762
Operating expenses
Selling expenses	69,254		-	69,254
Provision for reserve for allowances, returns and doubtful accounts	20,333	(d)	(20,333)	-
Research and development	23,243		-	23,243
General and administrative expenses	357,978		-	357,978
Depreciation	45,338		-	45,338
Amortization of land use rights	34,636		-	34,636
Amortization of intangible assets	584,639		-	584,639
Total operating expenses	1,135,421		(20,333)	1,115,088
Income from operations	5,883,572		334,102	6,217,674
Other income (expense)
Interest income	2,043		-	2,043
Imputed interest expense	(27,750)		-	(27,750)
Income (expense) from revaluation of Series

A Preferred Stock and A, B, C and D warrants with characteristics of liabilities at fair values	475,205		-	475,205
Net (loss) gain on disposal of property and equipment	(150,542)		-	(150,542)
Total other income (expenses)	298,956		-	298,956
Income before income tax	6,182,528		334,102	6,516,630
Income tax expense	(1,487,882)	(e)	(83,526)	(1,571,408)
Net income attributable to common stockholders	$4,694,646		$250,576	$4,945,222
Net Income per Common Share
Basic	$0.21		$0.01	$0.22
Diluted	$0.21		$0.01	$0.22
Weighted average number of common shares used to compute earnings per common share:
Basic	22,314,643		-	22,314,643
Diluted	22,320,997		-	22,320,997
Comprehensive income:
Net income	$4,694,646		$250,576	$4,945,222
Foreign currency translation adjustment	1,000,306	(d)	21,364	1,021,670
Comprehensive income	$5,694,952		$271,940	$5,966,892

The effect of the restatement adjustments, relating to conforming the accounting treatment for sales of products considered as excess product in our distribution channel with that used for the years ended December 31, 2011 and 2010 (as restated), on the Consolidated Statement of Cash Flows for the six months ended June 30, 2011 follows:

	As
	Previously
	Reported		Adjustments	As Restated

Operating Activities:
Net Income	$4,694,646	(b)	$1,152,549	$4,945,222
		(c)	(838,780)
		(d)	20,333
		(e)	(83,526)
Adjustments to reconcile net income to net cash
cash provided by operating activities:
(Income) expense from revaluation of Series A
Preferred Stock and A, B,C and D warrants with characteristics of liabilities at fair values	(475,205)		-	(475,205)
Issuance of shares in consideration for various services	22,000		-	22,000

Imputed interest	27,750		-	27,750
Provision for allowances, returns and doubtful accounts	20,333	(d)	(20,333)	-
Depreciation – cost of sales	286,112		-	286,112
Depreciation – operating expenses	45,338		-	45,338
Amortization of land use rights – cost of sales	178,952		-	178,952
Amortization of land use rights – operating expenses	34,636		-	34,636
Amortization of intangible assets	584,639		-	584,639
Loss on disposal of property and equipment	150,542		-	150,542
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(2,607,665)	(b)	(3,033,023)	(3,173,688)
		(c)	2,467,000
Decrease (increase) in inventories	(1,531,663)	(b)	1,880,474	(1,279,409)
		(c)	(1,628,220)
Increase in prepaid expenses	(2,843)		-	(2,843)
Decrease in deferred income taxes	-	(e)	83,526	83,526
Decrease in accounts payable and accrued liabilities	(76,431)		-	(76,431)
Decrease in taxes payable	(371,228)		-	(371,228)
Net cash provided by operating activities	979,913		-	979,913
Net cash provided by investing activities	111,169		-	111,169
Net cash provided by financing activities	36,633		-	36,633
Effect of exchange rate changes on cash and cash equivalents	267,752		-	267,752
Increase in cash and cash equivalents	$1,395,467		$-	$1,395,467

The effect of the reclassification adjustment, relating to the classification of the 2010 proceeds received from the Company’s 2009 Qitaihe City land use rights disposal, on the Consolidated Statement of Cash Flows for the six months ended June 30, 2010 follows:

	As
	Previously
	Reported	Adjustments	As Restated

Operating Activities:
Net Income	$5,353,983	-	$5,353,983
Adjustments to reconcile net income to net cash cash provided by operating activities:
(Income) expense from revaluation of Series A Preferred Stock and A, B,C and D warrants with characteristics of liabilities at fair values	(2,951,195)	-	(2,951,195)
Issuance of shares in consideration for various services	217,800	-	217,800
Issuance of options in consideration for legal services	390,275	-	390,275
Imputed interest	26,590	-	26,590
Provision for (reduction in) allowances, returns and doubtful accounts	(31,146)	-	(31,146)
Depreciation – cost of sales	196,352	-	196,352
Depreciation – operating expenses	38,107	-	38,107
Amortization of land use rights – cost of sales	170,287	-	170,287
Amortization of land use rights – operating expenses	19,068	-	19,068
Amortization of intangible assets	134,634	-	134,634
Loss on disposal of property and equipment	419	-	419
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(2,448,045)	-	(2,448,045)
Decrease (increase) in inventories	1,117,415	-	1,117,415
Increase in prepaid expenses	(9,823)	-	(9,823)
Increase in other receivables	(10,632)		(10,632)
Collection of other receivables	3,747,926	(3,747,926)	-
Decrease in accounts payable and accrued liabilities	(93,756)	-	(93,756)
Decrease in taxes payable	210,111	-	210,111
Net cash provided by operating activities	6,078,370	(3,747,926)	2,330,444

Investing Activities:
Purchase of intangible assets	(7,981,624)	-	(7,981,624)
Purchase of property, plant and equipment	(1,327)	-	(1,327)
Proceeds from disposals of property, plant and equipment (and Qitaihe City land use rights)	-	3,747,926	3,747,926
Collection from related party	244,636	-	244,636
Net cash used in investing activities	(7,738,315)	3,747,926	(3,990,389)
Net cash provided by financing activities	869,958	-	869,958
Effect of exchange rate changes on cash and cash equivalents	151,875	-	151,875
Increase in cash and cash equivalents	$(638,112)	$-	$(638,112)

Legend:

(a)	To reflect December 31, 2010 restatement adjustments. The $886,693 adjustment to reduce unappropriated retained earnings is comprised of the following year 2010 profit and loss adjustments:

Reduction in net sales and cost of sales for excess product in our distribution channel at December 31, 2010	$1,152,549
Elimination of negative provision for reserve for allowances, returns and doubtful accounts	29,708
Reduction of income tax expense	(295,564)
Total	$886,693

(b)	To reverse December 31, 2010 excess product adjustment.

(c)

To record June 30, 2011 excess product adjustment. Accounts receivable of $2,467,000 reported as outstanding at June 30, 2011 that remained uncollected beyond 90 days subsequent to June 30, 2011 (presumed to be excess product in our distribution channel at June 30, 2011 for which sales for the six months then ended should have been reduced and resulted in additional inventory reflected in the balance sheet at that date), based upon an actual aging of accounts receivable as of September 30, 2011. Inventory added back based on (c) is calculated by applying a gross profit rate of 34% (actually achieved in the three months ended June 30, 2011 as originally reported in the Form 10-Q filed) to the $2,467,000 ($2,467,000 X 34% = $838,780 Gross Profit; the reciprocal amount of $1,628,220 is the cost of sales reduction/inventory add back).

(d)	To eliminate reserve for allowances and provision for reserve for allowances relating to excess product.

(e)	To reflect reduction in deferred income taxes asset: $334,102 increase in income before income tax (not subject to PRC income tax) X 25% PRC income tax rate = $83,526.

(f)	To reverse March 31, 2011 excess product adjustment.

(g)	To reflect reduction in deferred income taxes asset: $24,511 increase in income before income tax (not subject to PRC income tax) X 25% PRC income tax rate = $6,128.

ATTACHMENT D

NOTE 20 – RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has restated in this Form 10-Q/A its consolidated financial statements at September 30, 2011 and for the nine months then ended (which were previously included in the Company’s Form 10-Q filed with the SEC on November 14, 2011) in order to conform the accounting treatment for sales of products considered as excess product in our distribution channel with that used for the years ended December 31, 2011 and 2010 (as restated).

As previously reported, the Company deferred gross profit on excess product sales by expensing the provision for reserve for allowances, returns and doubtful accounts and increasing the balance sheet reserve for allowances, returns and doubtful accounts (which was reflected parenthetically on the consolidated balance sheet as a reduction of accounts receivable). As restated, the Company has decreased accounts receivable and increased inventories on the consolidated balance sheet and decreased net sales and cost of sales on the consolidated statement of income and comprehensive income to properly account for sales of products considered as excess product in our distribution channel at September 30, 2011 and for the nine months then ended and reversed the similar December 31, 2010 restatement.

The Company has also restated in this Form 10-Q/A its consolidated statement of cash flows for the nine months ended September 30, 2010 in order to (1) correct the presentation of the receipt of proceeds from the December 19, 2009 sale of Qitaihe City land use rights and property, plant and equipment and (2) add disclosure correcting dates stated in paragraph 3 of Note 5 of the December 31, 2010 Form 10-K/A filed April 15, 2011.

Paragraph 3 of Note 5 of the December 31, 2010 Form 10-K/A (filed with the SEC on April 15, 2011) incorrectly stated that a draft agreement with the Government of Qitaihe City for sale of Qitaihe City land use rights and property, plant and equipment was entered into December 19, 2009 and that an agreement of forfeiting was signed on January 27, 2010. In fact, the definitive agreement was signed on November 27, 2009. On January 27, 2010, Qitaihe City unilaterally amended the payment terms, extending them from the original 60 to 90 days. An amended version of the paragraph follows:

“On November 27, 2009, the Company entered into an agreement with the Government of Qitaihe City and agreed to give up all the rights acquired from the above purchase to the Qitaihe local government for rebuilding the city of Qitaihe. In return for forfeiting the properties purchased, the Company received a total of RMB 36,304,461 (approximately US$5.3 million, of which $2,194,500 was received in December 2009 and $3,116,843 was received in the first quarter 2010) as compensation from the City of Qitaihe. On January 27, 2010, Qitaihe City unilaterally amended the payment terms, extending them from the original 60 to 90 days.”

The effect of the restatement adjustments, relating to conforming the accounting treatment for sales of products considered as excess product in our distribution channel with that used for the years ended December 31, 2011 and 2010 (as restated), on the consolidated balance sheet at September 30, 2011 follows:

	As
	Previously
	Reported		Adjustments	As Restated
Current Assets
Cash and cash equivalents	$5,218,775		$-	$5,218,775
Accounts receivable, net of reserve for allowances, returns, and doubtful accounts	12,163,329	(a)	(3,033,023)	8,718,443
		(a)	1,004,027
		(b)	3,033,023
		(c)	(4,505,000)
		(d)	56,087

Inventories	4,919,235	(a)	1,880,474	7,802,435
		(b)	(1,880,474)
		(c)	2,883,200
Prepaid expenses	36,542		-	36,542
Deferred income taxes	-	(a)	295,564	407,641
		(e)	112,077
Total current assets	22,337,881		(154,045)	22,183,836

Property, plant and equipment, net of accumulated depreciation	7,451,827		-	7,451,827
Other assets
Land use rights, net of accumulated amortization	19,740,019		-	19,740,019
Intangible assets, net of accumulated amortization	9,153,954		-	9,153,954
Total assets	$58,683,681		(154,045)	$58,529,636

Total liabilities	$3,018,342		$-	$3,018,342

Stockholders’ equity
Common stock	22,356		-	22,356
Additional paid in capital	14,369,565		-	14,369,565
Retained earnings
Appropriated	6,319,764		-	6,319,764
Unappropriated	28,937,336	(a)	1,004,027	28,718,438
		(a)	(886,693)
		(b)	1,152,549
		(c)	(1,621,800)
		(d)	20,942
		(e)	112,077
Other comprehensive income	6,016,318	(a)	29,708	6,081,171
		(d)	35,145
Total stockholders’ equity	55,665,339		(154,045)	55,511,294

Total liabilities and stockholders’ equity	$58,683,681		$(154,045)	$58,529,636

The effect of the restatement adjustments, relating to conforming the accounting treatment for sales of products considered as excess product in our distribution channel with that used for the years ended December 31, 2011 and 2010 (as restated), on the consolidated statement of income and comprehensive income for the three months ended September 30, 2011 follows:

	As
	Previously
	Reported		Adjustments	As Restated
Net sales	$13,253,911	(f)	$2,467,000	$11,215,911
		(c)	(4,505,000)
Cost of sales	(8,313,539)	(f)	(1,628,220)	(7,058,559)
		(c)	2,883,200
Gross profit from sales	4,940,372		(783,020)	4,157,352
Production revenue from Shandong Qingdao Processing Agreement	934,664		-	934,664
Total gross profit	5,875,036		(783,020)	5,092,016

Operating expenses
Selling expenses	38,867		-	38,867
Provision for reserve for allowances, returns and doubtful accounts	609	(d)	(609)	-
General and administrative expenses	117,891		-	117,891
Depreciation	26,663		-	26,663
Amortization of land use rights	17,649		-	17,649
Amortization of intangible assets	297,883		-	297,883
Total operating expenses	499,562		(609)	498,953

Income from operations	5,375,474		(782,411)	4,593,063

Other income (expense)
Interest income	1,686		-	1,686
Imputed interest expense	(14,138)		-	(14,138)
Loss on foreign exchange transactions	(7,410)		-	(7,410)
Total other income (expense)	(19,862)		-	(19,862)

Income before income tax	5,355,612		(782,411)	4,573,201
Income tax expense	(1,369,648)	(g)	195,603	(1,174,045)
Net income attributable to common stockholders	$3,985,964		$(586,808)	$3,399,156
Net Income per Common Share:
Basic	$0.18		$(0.03)	$0.15
Diluted	$0.18		$(0.03)	$0.15

Weighted average number of common shares used to compute earnings per common share:

Basic	22,355,527		-	22,355,527
Diluted	22,355,527		-	22,355,527

Comprehensive income:
Net income	$3,985,964		$(586,808)	$3,399,156
Foreign currency translation adjustment	702,033	(d)	13,781	715,814
Comprehensive income	$4,687,997		$(573,027)	$4,114,970

The effect of the restatement adjustments, relating to conforming the accounting treatment for sales of products considered as excess product in our distribution channel with that used for the years ended December 31, 2011 and 2010 (as restated), on the consolidated statement of income and comprehensive income for the nine months ended September 30, 2011 follows:

	As
	Previously
	Reported		Adjustments	As Restated
Net sales	$29,210,747	(b)	$3,033,023	$27,738,770
		(c)	(4,505,000)
Cost of sales	(18,623,857)	(b)	(1,880,474)	(17,621,131)
		(c)	2,883,200
Gross profit from sales	10,586,890		(469,251)	10,117,639
Production revenue from Shandong Qingdao Processing Agreement	2,307,139		-	2,307,139
Total gross profit	12,894,029		(469,251)	12,424,778

Operating expenses
Selling expenses	108,121		-	108,121
Provision for reserve for allowances,
returns and doubtful accounts	20,942	(d)	(20,942)	-
Research and development	23,243		-	23,243
General and administrative expenses	475,869		-	475,869
Depreciation	72,001		-	72,001
Amortization of land use rights	52,285		-	52,285
Amortization of intangible assets	882,522		-	882,522
Total operating expenses	1,634,983		(20,942)	1,614,041

Income from operations	11,259,046		(448,309)	10,810,737

Other income (expense)
Interest income	3,729		-	3,729
Imputed interest expense	(41,888)		-	(41,888)
Income (expense) from revaluation of Series A Preferred Stock and A, B, C and D warrants with characteristics of liabilities at fair values	475,205		-	475,205
Loss on foreign exchange transactions	(7,410)		-	(7,410)
Net (loss) gain on disposal of property and equipment	(150,542)		-	(150,542)
Total other income (expenses)	279,094		-	279,094

Income before income tax	11,538,140		(448,309)	11,089,831
Income tax expense	(2,857,530)	(e)	112,077	(2,745,453)
Net income attributable to common stockholders	$8,680,610		$(336,232)	$8,344,378

Net Income per Common Share:
Basic	$0.39		$(0.02)	$0.37
Diluted	$0.39		$(0.02)	$0.37

Weighted average number of common shares used to compute earnings per common share:

Basic	22,328,421		-	22,328,421
Diluted	22,332,633		-	22,332,633

Comprehensive income:
Net income	$8,680,610		$(336,232)	$8,344,378
Foreign currency translation adjustment	1,702,330	(d)	35,145	1,737,475
Comprehensive income	$10,382,940		$(301,087)	$10,081,853

The effect of the restatement adjustments, relating to conforming the accounting treatment for sales of products considered as excess product in our distribution channel with that used for the years ended December 31, 2011 and 2010 (as restated) on the Consolidated Statement of Cash Flows for the nine months ended September 30, 2011 follows:

As
Previously
Reported	Adjustments	As Restated
Operating Activities:
Net Income	$8,680,610	(b)	$1,152,549	$8,344,378
		(c)	(1,621,800)
		(d)	20,942
		(e)	112,077
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
(Income) expense from revaluation of Series A Preferred Stock and A, B, C, and D warrants with characteristics of liabilities at fair values	(475,205)		-	(475,205)
Issuance of shares in consideration for various services	22,000		-	22,000
Imputed interest	41,888		-	41,888
Provision for allowances, returns and doubt accounts	20,942	(d)	(20,942)	-
Depreciation – cost of sales	408,242		-	408,242
Depreciation – operating expenses	72,001		-	72,001
Amortization of land use rights - cost of sales	268,097		-	268,097
Amortization of land use rights - operating expenses	52,285		-	52,285
Amortization of intangible assets	882,522		-	882,522
Loss on disposal of property and equipment	150,542		-	150,542
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(4,803,326)	(b)	(3,033,023)	(3,331,349)
		(c)	4,505,000
Decrease (increase) in inventories	(3,533,704)	(b)	1,880,474	(4,536,430)
		(c)	(2,883,200)
Increase in prepaid expenses	(34,898)		-	(34,898)
Increase in deferred income taxes	-	(e)	(112,077)	(112,077)
Decrease in accounts payable and accrued liabilities	(63,622)		-	(63,622)
(Decrease) increase in taxes payable	238,969		-	238,969
Net cash provided by (used for) operating activities	1,927,343		-	1,927,343
Net cash provided by investing activities	112,657		-	112,657
Net cash provided by financing activities	37,132		-	37,132
Effect of exchange rate changes on cash and cash equivalents	511,608		-	511,608
Increase in cash and cash equivalents	$2,588,740		$-	$2,588,740

The effect of the reclassification adjustment, relating to the classification of the 2010 proceeds received from the Company’s 2009 Qitaihe City land use rights disposal, on the Consolidated Statement of Cash Flows for the nine months ended September 30, 2010 follows:

	As
	Previously
	Reported	Adjustments	As Restated
Operating Activities:
Net Income	$8,161,200	$-	$8,161,200
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) expense from revaluation of Series A Preferred Stock and A, B, C, and D warrants with characteristics of liabilities at fair values	(3,456,500)	-	(3,456,500)
Issuance of shares in consideration for various services	217,800	-	217,800
Issuance of options in consideration for legal services	390,275	-	390,275
Imputed interest	39,999	-	39,999
Provision for (reduction in) allowances, returns and doubt accounts	(31,146)	-	(31,146)
Depreciation – cost of sales	256,703	-	256,703
Depreciation – operating expenses	57,369	-	57,369
Amortization of land use rights - cost of sales	237,735	-	237,735
Amortization of land use rights - operating expenses	25,120	-	25,120
Amortization of intangible assets	332,671	-	332,671
Loss on disposal of property and equipment	2,085	-	2,085
Changes in operating assets and Liabilities:
(Increase) in accounts receivable	(4,118,330)	-	(4,118,330)
Decrease (increase) in inventories	749,424	-	749,424
Increase in prepaid expenses	(1,321)	-	(1,321)
Collection of other receivable	3,747,926	(3,747,926)	-
Decrease in accounts payable and accrued liabilities	(82,680)	-	(82,680)
Increase in taxes payable	350,210	-	350,210
Net cash provided by operating activities	6,878,540	(3,747,926)	3,130,614

Investing Activities:
Purchase of intangible assets	(8,088,226)	-	(6,299,500)
Purchase of property, plant and equipment	(17,083)	-	(1,318)
Net proceeds from disposals of property, plant and equipment (and Qitaihe City land use rights)	-	3,747,926	3,747,926
Collection from related party	223,379	-	244,636
Deposit in connection with Asset Purchase Agreement	(2,690,460)	-	(2,690,460)
Net cash (used for) investing activities	(10,572,390)	3,747,926	(6,824,464)

Net cash provided by financing activities	869,958	-	869,958

Effect of exchange rate changes on cash and cash equivalents	455,222	-	455,222
Decrease in cash and cash equivalents	$(2,368,670)	$-	$(2,368,670)

Legend:

(a)	To reflect December 31, 2010 restatement adjustments. The $886,693 adjustment to reduce unappropriated retained earnings is comprised of the following year 2010 profit and loss adjustments:

Reduction in net sales and cost of sales for excess product in our distribution channel at December 31, 2010	$1,152,549
Elimination of negative provision for reserve for allowances, returns and doubtful accounts	29,708
Reduction of income tax expense	(295,564)
Total	$886,693

(b)	To reverse December 31, 2010 excess product adjustment.

(c)

To record September 30, 2011 excess product adjustment. Accounts receivable of $4,505,000 reported as outstanding at September 30, 2011 that remained uncollected beyond 90 days subsequent to September 30, 2011 (presumed to be excess product in our distribution channel at September 30, 2011 for which sales for the nine months then ended should have been reduced and resulted in additional inventory reflected in the balance sheet at that date), based upon an actual aging of accounts receivable as of December 31, 2011. Inventory added back based on (c) is calculated by applying a gross profit rate of 36% (actually achieved in the nine months ended September 30, 2011 as originally reported in the Form 10-Q filed) to the $4,505,000 ($4,505,000X 36% = $1,621,800 Gross Profit; the reciprocal amount of $2,883,200 is the cost of sales reduction/inventory add back).

(d)	To eliminate reserve for allowances and provision for reserve for allowances relating to excess product.

(e)	To reflect increase in deferred income taxes asset: $448,309 decrease in income before income tax (not subject to PRC income tax) × 25% PRC income tax rate = $112,077.

(f)	To reverse June 30, 2011 excess product adjustment.

(g)	To reflect increase in deferred income taxes asset: $782,411 decrease in income before income tax (not deductible for PRC income tax) × 25% PRC income tax rate = $195,603.